Exhibit 99.1

Cellebrite Announces Third-Quarter 2025 Results

ARR grew 19% to $439.8 million; Revenue grew 18% to $126.0 million

Net income of $20.2 million supports non-GAAP net income of $36.9 million and adjusted EBITDA of $37.7 million, 29.9% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, November 12, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three and nine months ending September 30, 2025.

“Cellebrite once again delivered a balanced and solid performance,” stated Thomas E. Hogan, Cellebrite’s CEO. “We exceeded the high end of our prior adjusted EBITDA guidance with revenue at the high end of expectations and ARR at the midpoint. Our execution reflects the resilience, operating leverage and importance of our solutions to public safety around the globe. We were also encouraged by the performance of our U.S. Federal business in the quarter which delivered meaningful expansion of business with several marquee clients. We remain enthusiastic about our prospects for renewed growth in this sector in 2026 as budgeting begins to flow, the government reopens, and as we achieve full cloud authorization through our sponsorship with the Department of Justice. Beyond our U.S. Federal business, we are similarly optimistic about the pending expansion of our portfolio driven through a powerful combination of organic product development, partnerships, and the close of our Corellium acquisition later this quarter.”

Third-Quarter Financial Highlights

●	Revenue of $126.0 million, up 18% year-over-year

●	Subscription revenue of $112.7 million, up 21% year-over-year

●	Annual Recurring Revenue (ARR) of $439.8 million, up 19% year-over-year

●	Recurring revenue dollar-based net retention rate of 117%

●	GAAP gross profit and gross margin of $105.7 million and 83.9%, respectively; Non-GAAP gross profit and gross profit margin of $106.5 million and 84.5%, respectively

●	GAAP net income of $20.2 million; Non-GAAP net income of $36.9 million

●	GAAP diluted earnings per share of $0.08; Non-GAAP diluted earnings per share of $0.14

●	Adjusted EBITDA and Adjusted EBITDA margin of $37.7 million and 29.9%, respectively

Recent Business Highlights

Innovation

●	On October 15, 2025, Cellebrite announced its Autumn 2025 Release, evolving and advancing its Digital Investigation Platform with new integrations and powerful new capabilities that span from collection and review to advanced AI-powered analysis.

o	A major highlight of the Autumn 2025 Release was the expanded and reimagined Guardian suite. Cellebrite unveiled its plans for the new Guardian Investigate solution, which is scheduled for general availability in early 2026. Guardian Investigate is a SaaS-based investigative solution that uses agentic AI to analyze multiple evidence types such as mobile data, call detail records, open-source intelligence and case files, along with the requisite workflows to support seamless collaboration.

o	The announcement also included ongoing enhancements to Cellebrite’s flagship digital forensics solution, Inseyets, with expanded access to Android and iOS devices that enhance digital evidence collection and review, plus the addition of field-ready workflows. These enhancements reflect Cellebrite’s ongoing investment in internally developed capabilities and third-party technology relationships.

o	In addition to other notable innovations for Inseyets, Guardian and Pathfinder, Cellebrite also promoted the availability of Corellium’s powerful Arm-based mobile virtualization offerings, further complementing and expanding Cellebrite’s value proposition for digital intelligence solutions.

Leadership

●	On October 30, 2025, Cellebrite announced that Holly Windham was appointed General Counsel and Chief Compliance Officer. Windham brings extensive legal leadership experience for growth-oriented technology companies with deep expertise spanning software, cloud platforms, cybersecurity, data privacy and public sector contracting. She will lead all legal and compliance matters for Cellebrite, including ongoing efforts regarding the appropriate use of the Company’s technology around the globe.

Annual General Meeting & Corporate Governance

●	On September 19, 2025, Cellebrite held its 2025 Annual General Meeting of Shareholders (the “Meeting”). As subsequently disclosed, shareholders approved all of the proposals brought forth during the Meeting by the respective requisite majority in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, as described in the Proxy Statement which was furnished to the U.S. Securities and Exchange Commission on August 15, 2025, and sent to shareholders in connection with the Meeting. As previously disclosed, Elly Keinan, a Cellebrite director since 2020, concluded his service on the Cellebrite Board of Directors immediately following the Meeting, consistent with his decision to not to stand for re-election as a director and pursue other interests unrelated to Cellebrite.

Go-to-Market

●	On October 28, 2025, Cellebrite announced that Terry Crews will headline the Company’s C2C User Summit 2026 – a premier digital investigation and intelligence industry event attended by hundreds of public safety and private sector professionals at the Washington, D.C. Marriott Marquis on April 13-17, 2026. Crews, the host of the popular America’s Got Talent television show, is a former NFL player, an artist and actor as well as an avid supporter of organizations that combat human trafficking, sexual assault and harassment.

Supplemental financial information can be found on the Investor Relations section of our websiteat https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

David Barter, Cellebrite’s CFO, commented, “Strong demand from customers within our U.S. state and local, and Latin America segments helped drive 21% growth in total subscription-based revenue. Our updated 2025 targets underpin our expectation for a free cash flow margin of approximately 30% for the full year. As we advance our 2026 planning activities, we are increasingly excited about the opportunity we see to drive durable top-line growth, drive incremental gains in profitability and generate low 30% free cash flow margins as we build greater scale and expand our wallet share with existing customers worldwide.”

Cellebrite’s fourth-quarter and full-year 2025 expectations do not incorporate any anticipated contribution associated with the pending acquisition of Corellium, Inc. The Company’s financial expectations are as follows:

	Fourth-Quarter 2025 Expectations	Full-Year 2025 Expectations
	(as of 11/12/25)	(as of 11/12/25)
ARR	–	$460 million - $475 million
Annual Growth	–	16% - 20%
Revenue	$123 million - $128 million	$470 million - $475 million
Annual Growth	13% - 17%	17% - 18%
Adjusted EBITDA	$35 million - $38 million	$124 million - $127 million
Adjusted EBITDA margin	28% - 30%	26% - 27%

Conference Call Information

Cellebrite will host a live conference call and webcast later today to review the Company’s third-quarter 2025 financial results and discuss its full-year 2025 outlook. Pertinent details include:

Date:	Wednesday, November 12, 2025
Time:	5:00 p.m. ET
Call-In Number:	203-518-9814 / 800-274-8461
Conference ID:	CLBTQ325
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q3-2025-financial-results-conference-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/sc8377ap/

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition;

●	Acquisition-related expenses and executive severance expenses relate to the cash component of contractual severance due to our former CEO and CFO, all of which are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Free cash flow is calculated as net cash provided by or used in operating activities less purchases of property and equipment. We believe that free cash flow is a useful indicator of liquidity that provides information to management and investors about the amount of cash provided by or used in our operations that, after the investments in property and equipment, can be used for strategic initiatives.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the fourth quarter of 2025 and for fiscal year 2025 and certain statements such as the timing of the closing of the acquisition of Corellium, the availability of Cellebrite’s Guardian Investigate product and including those statements with respect to 2025 revenue and annual recurring revenue, profitability, earnings and free cash flow as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s digital investigation solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 18, 2025, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital investigations and intelligence gathering to accelerate justice in communities around the world. Cellebrite’s AI-powered Digital Investigation Platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies, and businesses rely on Cellebrite’s digital forensic and investigative solutions—available via cloud, on-premises, and hybrid deployments—to close cases faster and safeguard communities. To learn more, visit us at www.cellebrite.com and https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.

Third-Quarter 2025 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenue	126,029	106,858	346,854	292,154
Gross profit	105,715	91,414	291,373	247,185
Gross margin	83.9%	85.5%	84.0%	84.6%
Operating income	18,990	19,445	45,675	41,179
Operating margin	15.1%	18.2%	13.2%	14.1%
Net income (loss)	20,189	(207,093)	57,065	(302,276)
Cash flow from operating activities	33,272	41,650	86,733	66,204

Non-GAAP Financial Data:
Operating income	35,970	29,506	84,165	65,191
Operating margin	28.5%	27.6%	24.3%	22.3%
Net income	36,860	31,847	93,812	71,638
Adjusted EBITDA	37,739	31,334	89,300	70,584
Adjusted EBITDA margin	29.9%	29.3%	25.7%	24.2%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	September 30,	December 31,
	2025	2024
Assets
Current assets
Cash and cash equivalents	$281,361	$191,659
Short-term deposits	127,216	153,746
Marketable securities	117,135	101,818
Trade receivables (net of allowance for credit losses of $533 and $594 as of September 30, 2025 and December 31, 2024, respectively)	104,196	82,358
Prepaid expenses and other current assets	20,812	23,246
Contract acquisition costs	9,034	5,827
Inventories	8,648	8,939
Total current assets	668,402	567,593

Non-current assets
Other non-current assets	6,289	7,682
Marketable securities	69,580	36,601
Deferred tax assets, net	12,727	11,072
Property and equipment, net	22,533	16,995
Operating lease right-of-use assets, net	16,267	10,604
Intangible assets, net	9,807	11,306
Goodwill	28,714	28,714
Total non-current assets	165,917	122,974
Total assets	$834,319	$690,567

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$11,136	$11,077
Other accounts payable and accrued expenses	62,486	63,330
Deferred revenues	239,677	216,970
Operating lease liabilities	3,618	4,125
Total current liabilities	316,917	295,502

Long-term liabilities
Other long-term liabilities	7,510	6,954
Deferred revenues	44,386	45,247
Operating lease liabilities	17,821	6,844
Total long-term liabilities	69,717	59,045
Total liabilities	386,634	354,547

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	553,111	498,883
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	2,459	2,086
Accumulated deficit	(107,800)	(164,864)
Total shareholders’ equity	447,685	336,020
Total liabilities and shareholders’ equity	$834,319	$690,567

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Income

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Revenue:
Subscription services	$84,195	$69,339	$241,697	$197,180
Term-license	28,531	24,038	69,819	60,787
Other non-recurring	5,504	3,938	13,207	10,992
Professional services	7,799	9,543	22,131	23,195
Total revenue	126,029	106,858	346,854	292,154

Cost of revenue:
Subscription services	10,005	6,651	26,959	18,848
Other non-recurring	4,791	3,415	11,290	11,335
Professional services	5,518	5,378	17,232	14,786
Total cost of revenue	20,314	15,444	55,481	44,969

Gross profit	$105,715	$91,414	$291,373	$247,185

Operating expenses:
Research and development	28,124	25,926	84,012	72,816
Sales and marketing	38,800	32,486	116,253	96,865
General and administrative	19,801	13,557	45,433	36,325
Total operating expenses	$86,725	$71,969	$245,698	$206,006

Operating income	$18,990	$19,445	$45,675	$41,179
Financial income (expense), net	5,298	(223,982)	18,732	(337,060)
Income (loss) before tax	24,288	(204,537)	64,407	(295,881)
Tax expense	4,099	2,556	7,342	6,395
Net income (loss)	$20,189	$(207,093)	$57,065	$(302,276)

Earnings (losses) per share
Basic	$0.08	$(0.99)	$0.24	$(1.50)
Diluted	$0.08	$(0.99)	$0.23	$(1.50)

Weighted average shares outstanding
Basic	243,508,803	208,705,089	240,394,282	201,488,572
Diluted	249,719,713	208,705,089	249,357,070	201,488,572

Other comprehensive income:
Unrealized (loss) income on hedging transactions	(665)	102	1,492	(748)
Unrealized income on marketable securities	198	844	301	524
Currency translation adjustments	287	(1,780)	(1,420)	(410)
Total other comprehensive (loss) income, net of tax	(180)	(834)	373	(634)
Total other comprehensive income (loss)	$20,009	$(207,927)	$57,438	$(302,910)

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Cash flow from operating activities:
Net income (loss)	$20,189	$(207,093)	$57,065	$(302,276)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU’s	15,308	9,055	32,895	21,306
Amortization of premium, discount and accrued interest on marketable securities	(488)	(736)	(2,213)	(2,038)
Depreciation and amortization	2,703	2,622	7,926	7,878
Interest income from short-term deposits	(1,734)	(2,430)	(6,417)	(7,900)
Deferred tax assets, net	(51)	(634)	(1,824)	(2,202)
Remeasurement of Warrant liability	—	71,271	—	110,664
Remeasurement of Restricted Sponsor Shares liability	—	37,906	—	65,889
Remeasurement of Price Adjustment Shares liability	—	120,008	—	173,051
Increase in trade receivables	(11,225)	(22,113)	(20,435)	(16,092)
Increase in deferred revenue	13,310	20,117	16,612	5,062
Decrease (increase) in other non-current assets	398	589	1,393	(294)
Decrease in prepaid expenses and other current assets	336	3,334	3,068	6,086
Changes in operating lease right-of-use assets	1,197	1,244	3,423	3,885
Changes in operating lease liability	(892)	(1,019)	(2,603)	(3,561)
Decrease (increase) in inventories	882	(915)	348	236
Increase (decrease) in trade payables	713	429	(499)	(1,162)
(Decrease) increase in other accounts payable and accrued expenses	(8,032)	9,184	(2,562)	5,864
Increase in other long-term liabilities	658	831	556	1,808
Net cash provided by operating activities	33,272	41,650	86,733	66,204

Cash flows from investing activities:
Purchases of property and equipment	(3,322)	(1,820)	(9,269)	(5,388)
Cash paid in conjunction with acquisitions, net of acquired cash	—	(2,748)	—	(2,748)
Purchase of Intangible assets	—	—	—	(904)
Investment in marketable securities	(12,057)	(13,428)	(195,203)	(112,710)
Proceeds from maturities of marketable securities	58,597	13,550	118,220	48,986
Proceeds from sales of marketable securities	—	—	31,166	—
Investment in short-term deposits	(15,000)	(46,000)	(99,000)	(168,000)
Redemption of short-term deposits	35,570	31,781	131,947	107,240
Net cash provided by (used in) investing activities	63,788	(18,665)	(22,139)	(133,524)

Cash flows from financing activities:
Exercise of options to shares	3,958	4,622	19,075	11,509
Proceeds from Employee Share Purchase Plan	1,309	864	3,638	2,370
Exercise of Warrants	—	53	—	53
Redemption of Warrants	—	(11)	—	(11)
Net cash provided by financing activities	5,267	5,528	22,713	13,921

Net increase (decrease) in cash and cash equivalents	102,327	28,513	87,307	(53,399)
Net effect of Currency Translation on cash and cash equivalents	(189)	880	2,395	231
Cash and cash equivalents at beginning of period	179,223	106,956	191,659	189,517
Cash and cash equivalents at end of period	$281,361	$136,349	$281,361	$136,349

Supplemental cash flow information:
Income taxes paid (received)	$4,686	$1,348	$(3,387)	$3,905
Non-cash activities
Operating lease liabilities arising from obtaining right-of-use assets	$—	$1,616	$13,141	$1,831
Reclassification and exercise of public and private Warrants	$—	$164,770	$—	$164,770
Reclassification and release of Restricted Sponsor Shares	$—	$113,136	$—	$113,136
Reclassification and issuance of Price Adjustment Shares	$—	$254,766	$—	$254,766

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$20,314	$15,444	$55,481	$44,969
Less:
Share-based compensation	828	559	2,405	1,652
Acquisition-related costs	—	—	—	2
Non-GAAP cost of revenue	$19,486	$14,885	$53,076	$43,315

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$105,715	$91,414	$291,373	$247,185
Share-based compensation	828	559	2,405	1,652
Acquisition-related costs	—	—	—	2
Non-GAAP gross profit	$106,543	$91,973	$293,778	$248,839

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$86,725	$71,969	$245,698	$206,006
Less:
Share-based compensation	14,480	8,496	30,490	19,654
Amortization of intangible assets	934	794	2,791	2,485
Acquisition-related costs	164	212	2,230	219
Executive severance costs	574	—	574	—
Non-GAAP operating expenses	$70,573	$62,467	$209,613	$183,648

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$18,990	$19,445	$45,675	$41,179
Share-based compensation	15,308	9,055	32,895	21,306
Amortization of intangible assets	934	794	2,791	2,485
Acquisition-related costs	164	212	2,230	221
Executive severance costs	574	—	574	—
Non-GAAP operating income	$35,970	$29,506	$84,165	$65,191

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$20,189	$(207,093)	$57,065	$(302,276)
Share-based compensation	15,308	9,055	32,895	21,306
Amortization of intangible assets	934	794	2,791	2,485
Acquisition-related costs	164	212	2,230	221
Tax (income) expense	(309)	(306)	(1,743)	298
Finance expense from financial derivatives	—	229,185	—	349,604
Executive severance costs	574	—	574	—
Non-GAAP net income	$36,860	$31,847	$93,812	$71,638

Non-GAAP Earnings per share:
Basic	$0.15	$0.15	$0.39	$0.34
Diluted	$0.14	$0.14	$0.37	$0.32

Weighted average shares outstanding:
Basic	243,508,803	208,705,089	240,394,282	201,488,572
Diluted	256,157,437	226,882,633	253,798,919	215,424,847

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$20,189	$(207,093)	$57,065	$(302,276)
Financial (income) expense, net	(5,298)	223,982	(18,732)	337,060
Tax expense	4,099	2,556	7,342	6,395
Share-based compensation	15,308	9,055	32,895	21,306
Amortization of intangible assets	934	794	2,791	2,485
Acquisition-related costs	164	212	2,230	221
Depreciation expenses	1,769	1,828	5,135	5,393
Executive severance costs	574	—	574	—
Adjusted EBITDA	$37,739	$31,334	$89,300	$70,584

	For the three months ended		For the nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$33,272	$41,650	$86,733	$66,204
Less:
Purchases of property and equipment	(3,322)	(1,820)	(9,269)	(5,388)
Free cash flow	$29,950	$39,830	$77,464	$60,816
Free cash flow margin	23.8%	37.3%	22.3%	20.8%